FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)

373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report (this “Report”) on Form 6-K as Exhibit 99.1 is a copy of the press release of Performance Shipping Inc. (the “Company”) dated December 11, 2024, titled “Performance Shipping Inc. Issues 2023 Sustainability Report.”

The information contained on, or that can be accessed through, any website referred to in this Report or any exhibit attached hereto is not incorporated by reference herein and does not form part of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(Registrant)

Dated: December 11, 2024	/s/ Andreas Michalopoulos
By: Andreas Michalopoulos
Chief Executive Officer